Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	2011	2010	2009
Earnings
Income/(Loss) before income taxes	$2,404	$3,054	$2,001
Less: Equity in net income of affiliated companies	21	12	1
Fixed charges	3,518	4,233	5,174
Earnings before fixed charges	$5,901	$7,275	$7,174

Fixed charges (a)
Interest expense	$3,507	$4,222	$5,162
Rents	11	11	12
Total fixed charges	$3,518	$4,233	$5,174

Ratio of earnings to fixed charges	1.68	1.72	1.39

(a) Consists of interest on borrowed funds, amortization of debt discount, premium, and issuance expense, and one-third of all rental expense (the proportion deemed representative of the interest factor).